UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable

PART I — REGISTRANT INFORMATION
GOHEALTH, INC.
Full Name of Registrant
Not Applicable
Former Name if Applicable
222 W Merchandise Mart, Suite 1750
Address of Principal Executive Office (Street and Number)
Chicago, Illinois 60654
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Quarterly Report on Form 10-Q for the three months ended March 31, 2025 (the “Quarterly Report”) of GoHealth, Inc. (the “Company”) could not be filed with the Securities and Exchange Commission within the prescribed time period without unreasonable effort or expense. The delay in filing is necessary to allow adequate time for management to perform its review and assessment of certain financial and other related data and the disclosures required in connection therewith, as described in further detail in the paragraphs below.
As of March 31, 2025, the Company is in compliance with all of its financial covenants contained in its credit facilities. However, management’s current financial projections indicate that, based on the Company’s current business plan, there is a significant likelihood that the Company will be unable to maintain compliance with its covenants and make scheduled principal and interest payments, including amounts due under the Class A Revolving Facility expiring on June 30, 2025, within the twelve months after the date the Quarterly Report is filed, unless the mitigating plans described below are implemented successfully. If the Company is unable to meet its covenants or make scheduled principal and interest payments, the Company’s lenders could declare the Company in default and accelerate all amounts owing under the credit facilities. The Company does not expect it would have sufficient liquidity to repay such amounts. Management has developed mitigating plans to address the potential liquidity constraints, including cost control measures and renegotiation of the terms of its existing debt arrangements. However, the Company cannot provide assurance that it will be successful in implementing these mitigating plans on acceptable terms, if at all. As a result, there is substantial doubt about the Company’s ability to continue as a going concern.
The significant additional time required to evaluate the effects of and disclose, in compliance with the requirements of Form 10-Q, the concerns regarding the Company’s compliance with the covenants under its credit facilities, potential defaults and events of default thereunder and the going concern of the Company has resulted in the Company being unable to file the Quarterly Report within the prescribed time period without unreasonable effort or expense.
The Quarterly Report was filed on May 16, 2025 prior to the filing of this Form 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Brendan Shanahan	312	386-8200
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For a comparison of the Company’s results of operations for the three months ended March 31, 2025 compared to the three months ended March 31, 2024, please see the Form 10-Q filed with the Securities and Exchange Commission on May 16, 2025 prior to this Form 12b-25.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements are made in reliance upon the safe harbor provision of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts contained in this Form 12b-25 may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, including, among others, statements regarding our expected growth, future capital expenditures, debt service obligations, ability to continue as a going concern, adoption and use of artificial intelligence technologies, the impact on our business from regulatory changes, the impact on our business from the acquisition of e-TeleQuote Insurance, Inc. (“e-TeleQuote”) and our ability to successfully integrate e-TeleQuote’s operations, technologies and employees into our business, are forward-looking statements.
In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “aims,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “likely,” “future” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this Form 12b-25 are only predictions, projections and other statements about future events that are based on current expectations and assumptions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
These forward-looking statements speak only as of the date of this Form 12b-25 and are subject to a number of important factors that could cause actual results to differ materially from those in the forward-looking statements, including the factors described in the sections titled “Summary Risk Factors,” “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended December 31, our Quarterly Report on Form 10-Q for the first quarter ended March 31, 2025, and in our other filings with the Securities and Exchange Commission.

You should read this Form 12b-25 and the documents that we reference in this Form 12b-25 completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

GoHealth, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2025	By:	/s/ Brendan Shanahan
Brendan Shanahan
Chief Financial Officer